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GAMCO Investors, Inc.

For Immediate Release:

Contact: Douglas R. Jamieson
President
(914) 921-5020

For further information please visit
www.gabelli.com

Nomination of Carl S. Thigpen to Board of Directors of Media General, Inc.

Rye, New York, March 10, 2010 – On March 9, GAMCO Investors, Inc.'s (NYSE:GBL) wholly-owned subsidiary, GAMCO Asset Management Inc. ("GAMCO"), filed a preliminary proxy statement for Class A common stockholders of Media General, Inc. (the "Company") to propose the election of Carl S. Thigpen and F. Jack Liebau, Jr. as Class A Directors at the Company's 2010 Annual Meeting of Stockholders. In light of Media General's appointment of Dennis J. FitzSimons as a Class A Director in June 2009, and its official acknowledgement that it is nominating Carl S. Thigpen for election as a Class A Director at the Media General 2010 Annual Meeting, GAMCO is withdrawing its proposal this year.

GAMCO currently is the beneficial owner, on behalf of its investment advisory clients, of approximately 4,175,643 shares of the Class A common stock of Media General, Inc., constituting 18.6% of the outstanding Class A shares. Affiliates of GAMCO beneficially own an additional 2,301,500 shares of Class A stock, constituting 10.3% of the outstanding Class A shares of the Company.

GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC), and partnerships and offshore funds (Gabelli Securities, Inc.). As of December 31, 2009, GAMCO Investors, Inc. had approximately $26.3 billion in assets under management.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this press release contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our Form 10-K and other public filings. We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.